Exhibit 99.17
For Immediate Release
Not for release over US newswire services
STUDENT TRANSPORTATION INC. DECLARES
JULY 2010 DIVIDEND
Barrie, ON (July 22, 2010) — Student Transportation Inc. (TSX: STB) today announced that it will pay on August 16, 2010 to holders of record at the close of business on July 30, 2010 a cash dividend payment of C$0.04636833 per common share.
Student Transportation Inc. designates these dividends to be “eligible dividends” pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.
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About Student Transportation
Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding Student Transportation Inc.’s, Student Transportation of America ULC’s and Student Transportation of America Holdings, Inc.’s (the “Company”) results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company’s growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “could”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company’s current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR CONTACTS:
Student Transportation Inc.
Denis J. Gallagher
Chairman and Chief Executive Officer
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: ir@rideSTA.com
Website: www.rideSTA.com